Filed by Otonomo Technologies Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-254186

Subject Company: Software Acquisition Group Inc. II

Commission File No.: 001-39514

The Bear Cave Podcast - Ben Volkow and Jon Huberman on Otonomo and Connected Car Data (Transcript)

Edwin: Hi everyone this is Edwin and today we have two really special guests for the Bear Cave podcast Jonathan Huberman and Ben Volkow the CEO and co-founder of Otonomo. Jonathan has a history as a seasoned executive in the tech world and some experience with SPACs. And Ben as I mentioned is the co-founder and CEO of Otonomo. I’m really happy to have both of you guys here today thanks so much for doing this.

Jon: Thanks for having us.

Edwin: So, I’ll start jumping in with some questions. Jon I want to start with you because I don’t think you’ve been in the media as much as uh Ben has. Can you tell investors a little bit of your history, background experience in the SPAC world and how you first got introduced to Otonomo.

Jon: Sure. So for the last 25 years, I have spent about half my time running tech companies mostly software and the other half as a partner venture capital firm and also as a managing director at a private equity firm. So I have invested throughout the entire tech SPAC and as I said run a whole bunch of different companies across the software spectrum. About a year and a half ago, actually, two years now, I decided after I sold my last company, Ooyala. I decided to get into the SPAC world and what’s funny is at the time there were only a couple dozen Tech SPACs in the world. Obviously, it’s funny relative to how many there are now and since then I’ve done a deSPAC, … We are in the process of deSPACing a second one that’s Otonomo. I’m also a sponsor and an advisor to two other tech SPACs, Fintech Evolution and Alcurry and then in the process of creating uh creating my third SPAC—SWAG III as well as helping a couple of other folks so I’ve got a lot of experience now, relatively, speaking over two years in the SPAC space. In terms of how Ben and I met. He reached out to me after I had announced the Curiosity Stream deal and we got to talking very quickly and over a month of due diligence and talking and meeting him and his customers, his team, and the board. We put down an LOI, then we had to compete with other SPACs to win the deal and eventually, we did. Obviously. We announced the deal back in January. Now we’re in with the SEC and hopefully, we will be through the SEC process sometime in the very near future which would allow us to then have the shareholder vote and combine the two entities.

Edwin: Awesome. John as you know I’m an Otonomo shareholder. I own some of the warrants as well so I might be biased here. This SPAC right now is trading slightly below the ten-dollar price. Do you have any worries about getting shareholder approval for this deal? I think the past guidance you have given is early Q2. Do you still see it happening in early Q2? Are you worried at all about getting shareholders?

Jon: First of all I’m not worried. That’s the first thing. Second, if given what’s happening with the SEC and we can go to more detail if you want, I think it’s late Q2 versus early Q2 mid to late Q2 because the SEC revised guidance on warrants that they’ve given to all SPACs. It has nothing to do with us, in particular. That needs to get resolved and get through the SEC. So that’s put a . . . without that, I think it would have happened, well, it definitely would have happened quicker. But, you know there’s nothing we can do about the SEC changing their mind and how warrants should be considered and treated. So that’s, you know, that’s the timing I’m not concerned at all about the shareholder vote. Frankly, almost every SPAC is voted in favor. The reason being is you can still redeem and vote in favor so there’s very little incentive to vote against it. And we do have one shareholder who is publicly disclosed that owns about a third of SAII, which is my SPAC. My second SPAC, which is the one combining with Otonomo and they are very long-term holders. They are excited about the deal. So I don’t see any issues there. Then, one last concern could be the minimum cash to close. But, we don’t have that issue either because we satisfied the minimum cash to close with the PIPE that we raised. So I don’t see any obstacles, between here and closing other than just timing of getting through the SEC given what’s going on over there right now.

Edwin: Got it and for people who are just watching, who aren’t too familiar with Otonomo, I think that the large shareholder you mentioned is Mithaq capital which I believe is the one of the wealthiest families in Saudi Arabia that owns like 30% of the float for the SPAC now.

Jon: Now, I can’t speak to how wealthy they are but that is they own a little bit more than 30% float… and they are a Saudi Private Family Office.

Edwin: Got it. Ben I want to go to you for a bit now. You’re a serial entrepreneur. You built and sold Traffix Systems to F5 networks for I believe 140 million dollars or so. Now, you’re doing Otonomo. Can you tell people a little bit about what Otonomo does um and how you started the company?

Ben: Definitely, so after F5 acquired Traffix. In 2011, I lead one of the business units there. One day there was a request that came from one of the German OEMs to come and help them with some data needs. Edwin, I can tell you nobody wanted to go to meet them. They, (F5) you know, they thought the request came by mistake. It’s a car manufacturer, what do they know about data. They thought, “We are wasting our time.” You know F5 is headquartered in Seattle. Israel is midway between Seattle and Germany. So they asked me to go and meet this manufacturer, this OEM. I found myself having a fascinating discussion about the future of the auto industry and I understood that it’s a war, it’s a future of data and cloud and communication and security. all the things that I was doing in my career and I thought that’s a place where I can contribute from my experience and you know it was three and a half years after the acquisition so I was also getting ready for my next challenge so that’s why I jumped to the water. Initially I can tell you that when I came to the VCs and angel investors that led our seed round and I went to people that invested me in the past of course say first and they told me okay you are not leaving the building we want in again. Initially the focus was on autonomous cars because everything we do today will become even bigger when the autonomous cars will come. But luckily the guys in Bessemer told me Ben it’s a nice story about autonomous cars but we are not sure when it will happen maybe ‘21 maybe 2030. What can we do now and we really parked autonomous cars on the side it’s a nice north star we’ll gather when the mark and that’s a huge opportunity but there’s a huge market already today what do we do. Otonomo offers the data platform that does two things. One we have a marketplace piece. Cars are becoming connected they’re full with sensors they’re really sensors on wheels and all this data that they collect has a lot of value and what do we do is we help the OEMs to take this data and to monetize and utilize it. On one side generate revenues or ROI on the expensive connectivity investments, and on the other side to drive customer satisfaction. Because today car owners and drivers are expecting a smartphone experience in the car. So that’s one part of the business we are really a marketplace there are many marketplaces there and we can talk about Bloomberg and Airbnb and Amazon and Uber and Fiverr another Israeli company. We are a marketplace for car data and by the way we work like all the other marketplaces on revenue share the second part of the business is SaaS models. We understood very quickly that the OEMs want to work with us but one of the things that is slowing them down is lack of technology. They want connectivity skill [in] their business they want to monetize the data they want to drive customer satisfaction by utilizing the data but they miss some of the technology [because] they don’t have a way to comply to GDPR or CCPA or CRPA or right to repair or exam vehicle they don’t have a way to blur or anonymize the data. They don’t have a way to to clean the data so in order to support the marketplace part of the business we started offering SaaS models. I think we wrote them down out in 2020 we deployed about seven of those already we got some good traction there so that those are the two parts of the data platform. The marketplace part and the SaaS models technology parts so I hope that was a good introduction to what we do.

Edwin: Ben that was great and one of the most exciting things about Otonomo is as you list on your website there’s a lot of use cases for connected car data and it seems like there’s more and more people are thinking of every week um can you for an ordinary American how is connected car data going to affect them and why should people care about connected car data.

Ben: Oh definitely so I think that connected car data can really improve drivers’ and car owners’ life. I think that the car is maybe the last frontier where data is not, you know data today takes front seat everywhere except in the vehicles and uh really as you said there are dozens of industries and hundreds of use cases out there and maybe I’ll mention a couple of use cases that where I think there’s a very interesting value for people like us, car owners, so for example you know I don’t know if you know but um people spend about 30 percent of their time in urban areas looking for parking. We are working with parking companies where we provide them data to make this easier experience for example you got the parking sensors. They work not only when you park also when you drive forward so we get this data from the vehicles we provide it to the parking applications and then on your phone they will tell you all on the side of the road on the curb side there’s free parking on the left 300 feet on the front. If this saves me two minutes a day even one minute that’s more value for me than another 20 horsepower in the car that I never use. We work with this amazing emergency service that in case of an accident does two good things. One it notifies the emergency room in real time. You know it saves couple of minutes in launching the emergency vehicle which is very important and also it notifies them with some data from the car how many people were in the car and did they had the seat belt was the airbag open what was the speed of the accident. I would pay five dollars for that every month I’ll tell you between us I’ll even pay 50 dollars for them and we can talk about insurance UBI. Of course it’s been around it’s got a lot of traction during COVID times nobody wants to pay a lot without driving. In the past it was being done with OBD mostly. With electric vehicles there’s no OBD many OEMs also started locking down the OBD. In one of the German OEMs for example the new cars the OBD port is sending data only when the car stands it was made for the workshop in the workshop of the car stands you get the data. It means that the only way to get the data is by partnering with the OEMs so that’s UBI and we have I’ll share with you one of them maybe two interesting use cases and they’re a bit on the sides but I think hopefully Edwin you find it interesting.

Edwin: Yes

Ben: One is a credit card company that came to us and said that they have a problem. For too many people they refuse to give a credit card maybe 30 years ago when you were five you took a loan you didn’t pay it in time you have bad credit history. They want to give you a second chance if you agree to share some of your data and they will look and if you’re a good driver you don’t speed up like crazy you don’t break like crazy you know you don’t ignore flashing red lights on the dashboard they will reconsider and we might give you the credit card. So that’s an amazing it gives people a second opportunity. Another use case completely the other side of the range is one of the biggest electricity companies in in Europe came to us with a challenge. Many of their many of their customers and partners have leased vehicles. Today if you have a risk car you keep the receipts of the fuel you bring back to your employer and you get reimbursed. What happens if the vehicle is an electric vehicle and you charge it at home. How do you get reimbursed for all the electricity on your expense. So what we do with them is we’re looking into how many kilowatts you put in the car they know the cost of the kilowatt of that in a certain time and together you get a report that you can go back to your employer and get reimbursed you show him how many kilowatts and how much it cost you put on your expense. By the way I will tell you that it’s a bit more complex because what is stopping you from inviting the entire neighborhood to your backyard or going to the neighbors and starting charging there and asking for so we check the location the ignition we check different things to reduce fraud, but really the as I said hundreds of use cases. And I can tell you also that one of the challenges we have is the need to focus. There are so many industries where do we start. So we worked very closely with Mckinsey in Q4 in trying to identify what should be the focus areas where the biggest pockets of opportunities, and a pocket of opportunity is built from the data we have from the maturity from the value of the data and we identified six areas that where we are focusing more. It doesn’t mean that if someone’s not from the six areas will come in will say no we don’t want to work with you, it means that the marketing and the sales default will go into those six areas um, I hope it was helpful.

Edwin: That was great Ben. Umm I talked to a lot of people about Otonomo and one of the big questions I get is Otonomo was founded in 2015 five six years later I believe you reported roughly four hundred thousand dollars of revenue for 2020 but your projections are to grow that pretty quickly um why did it take five years to only be generating 400,000 dollars of revenue and why do you think it’s gonna grow so fast in the next few years?

Ben: That’s a very good question. I think I think there are two or three main reasons. First of all when we started I think that um maybe it was too early. On the posters everybody were talking about connectivity but I really still remember a meeting with one of the OEMs that told us that he has 18 million cars connected and heard this thought and after a year of pilots of stuff it turned out that it’s 180k. I think in reality the numbers were smaller, the infrastructure wasn’t there and the pain wasn’t there, and the OEMs were very worried what does it mean for the business and they were told that it’s the next the next oil they gold, the fuel. They were afraid to release it because it’s so valuable. So that was one. I think one reason why this the business took time. The second is also the OEMs are slow movers and especially when it comes to data. We were asking companies that have been in business for more than 100 years to cross the data rubicon for the first time, and that’s a big you know that’s a big and quite a bit frightening step. And to get an engage to get a deal with OEM takes two to three years. It’s the pilot. It’s the contract. It’s to you sign the contract you find out is missing some of the technologies so you help with the technology then the CEO has another question so you spend another quarter and the last reason is and that’s maybe me, maybe I was wrong there neil I didn’t want to open the shop before we have enough data. I just you know we are like a supermarket.

Edwin: yeah

Ben: Nobody wants to come in and find a shelf half empty. It’s a bad shopping experience and we wanted to get to a certain amount of data to open the shops and because before that we thought it would be a horrible experience. Customers will be disappointed and they’ll find only part of what they want so it took a lot of time definitely. By the way there’s people that will tell you to get in five years to revenues in the auto industry it’s a sprint, but I’ll put that aside. I think I think really now we have very aggressive plans in terms of ramping up revenues. I can tell you that we are trying to make up for the last five years but seriously I think it’s a question of really maturity both us, both the OEMs and the marketplace, and I’ll touch on a few of them. For the OEMs connectivity is a nightmare I remember a meeting with Bodo Uebber, the CFO of Daimler. He told me Ben this connectivity is killing my business. The modem is super expensive, Vodafone and AT&T super expensive, the cloud super expensive. My margins are single digit now you go and cut them in half. I want to build an ROI. I think that when it was small amount of the fleet of the OEM it wasn’t painful as today. Today almost everything is connected. It’s really kicking the business so I think the OEMs today are much more eager to work with us and move fast forward. Today the game has changed. They are pushing us. Get more business what data you want let’s move faster so that’s one thing that changes and part of the reason we see this acceleration in revenues. Of course we have much more than that. We have a solid platform it’s up and running. 40 million cars. You know 100 and something a connected services using the data. We can move and scale much faster. And the ecosystem. Companies knows that it’s an option. Companies are a bit more mature with data they tested the data they’ve been doing pilot with us for the last couple of months they are ready to shift gears. So I’m sorry that I don’t have an easy answer you know it’s a bit complex made up of number of parts but you know being a public company we know that the expectation is that we’ll at least meet the numbers if not go above it.

Edwin: So let’s talk about those projects. And Jon I’ll address this to you first um I’m looking at the SPAC projections which should always be taken with a grain of salt these are just projections, uh you guys are projecting $24 million in revenue by 2022 and $570 million of revenue by 2025. A lot of people would look at those and say those are very aggressive targets.

Jon: They are they are aggressive.

Edwin: Can you talk about how you came up with them and how you got comfortable with them?

Jon: Sure um I think they’re really Otonomo’s numbers that we got comfortable with yeah I’ll let Ben address how he came up with them and how his team came up with them um but the way we get comfortable with them it’s all based on numbers, it’s not belief it’s not like we’re gonna sell two shoes you know we’re gonna get like I’ve seen projections say yeah if we only have one percent of all the shoes sold in China we’d be really rich, so yeah but you’re never going to get that so that’s not it wasn’t just make believe, it’s all based uh bottoms up based on first how many car manufacturers are signed up because without the data none of this works and so Ben has 16 manufacturers signed up today and you know, Ben are we still on track for 26 by the end of the year?

Ben: Yes

Jon: So you know 26 by the end of the year um and then on top of that you think about how many cars that they’re producing that are uh connected so we take the amount of cars that that are under our purview that we connect to our platform that’s the basis okay that’s how much data that we’re gonna be collecting um and this, I’m talking about the data marketplace for a second and we’ll talk about the SaaS piece uh separately, so you take that and say okay then you look at how much can we collect you know per car or per application or and you look at it cut it many different ways and the number you know the numbers we assumed were not very large in terms of dollars per car, dollars per application, but what is huge is the number of cars and so that’s how you get these kind of multiple how you how you multiply and the few dollars that you’re getting per car times lots of cars over many manufacturers to get to a very large number, the number in 574 that you mentioned, um that’s part that’s sort of half that is the data marketplace piece and part of that too so you have the data but then you have to go sell it and Ben’s ramping up his sales force to he’s got hundreds of customers today lined up but we expect to have many more um and I’m sure Ben can go into some of the detail on that but if you look at from the data marketplace you have to have the data and you have to have the customers and they’re working on both. Then there’s the SaaS piece of the business which has been alluded to earlier is the data cleansing manipulation side of the business where you’re selling SaaS services to the OEMs and again that’s ramping up as well and we see the path forward there and the complexity that is embedded in this business um is very high and one question I would get in doing the road shows with prospective PIPE investors and public long-term investors like well why can’t the manufacturers do it themselves, and it’s not that it’s impossible for them to do it, clearly you know if Ben’s team could do it over five years the manufacturers they focus on it could do it as well, the question is why would they if you look at it from their perspective this isn’t their core competency managing dozens if not hundreds of different requirements, legal requirements, as Ben mentions a few of them, like hit like the uh the right to be forgotten and many of the others uh that’s not something they want to focus on and as Ben also mentioned within the United States, different states like Massachusetts has different rules in California, does a Japanese company really want to focus on understanding the moving matrices of rules in the United States and elsewhere. Unlikely and then best of all what what’s in it for the manufacturer is you look at and say all right it’s a rev shares while they’re paying the SaaS side the rev share side of the data marketplace is pure profit so there’s a huge incentive for them to partner with someone like Otonomo to generate that 100 percent gross margin revenue uh off data that they’re frankly weren’t really using or not using very aggressively on their own, so when you added all that up looked at numbers built the models bottom up as well as top down but really we focus on bottoms up that’s where the model led us to when we are comfortable that these numbers are achievable, you know are they precise, of course not, no one’s going to say we’re going to do exactly $574 million 2025. If you know that’s what we expect to do, we’re working hard, we think it’s achievable, you know time will tell whether that’s you know where whether we come in below or above that but that’s certainly something that we’re thinking is the target and we’re aiming towards and building the business to get there so Ben that’s the rest.

Ben: I of course I totally agree but maybe I’ll take the other angle Edwin I think that Jon presented the forecast and the rationale behind it bottom up, let me try to talk about the up down um Mckinsey talks about a market of 70 billion dollars um let’s assume that completely off the charts let’s take it make it 10 percent of that, 7 billion with marketplaces usually the winner takes it all there’s one guy that takes eighty percent and the rest are left with you know the leftovers. There’s one Airbnb there’s one Fiver there’s one Amazon and that’s um that’s one Shutterstock, that’s how it works usually with money let’s assume it will work the same way here. If Otonomo will be the market leader in a seven billion dollar, again we parked the 70 billion dollar on the side, that’s much more than 500 million dollars in revenues in in in 2025, and I think, I believe I believe I hope that also analysts will analysts will agree with me, that we are well positioned to be the market leader in this segment in 2025. We are leading with the OEM contracts with the business with the technology with the go to market, we have the right ingredients in place, so that’s the top down I really believe that 500 million is a lot of money and huge very steep curve for us, but very small percentage of the total market, um less than one less than one percent of the seven billion which is ten percent of what McKinsey for a forecast and they’ve been wrong before, that’s why I’m going to ten percent of their prediction so definitely challenging as Jon said yes it can be two percent up and two percent down. It’s it and it won’t be surprised we are you know the so many moving parts I think the question is there a market the question is Otonomo well positioned during this market, and if the answer for both is yes it’s secondary in my view if it will be 574 or 545 or 650, and that’s how I view it hopefully it makes sense.

Edwin: Absolutely Ben and let’s talk a little bit about Otonomo’s competitive positioning. I believe Wejo is your main competitor they were rumored to be going public through a SPAC at around a two billion dollar valuation. Why are you better positioned than Wejo? Why is Otonomo more likely to win this battle to become the winner take all spot.

Ben: So you know we heard that they merged with a SPAC in the enterprise value that is double almost double Otonomo’s, and I’m not sure does it mean that we are too cheap or they are too expensive, hopefully we are too cheap and they are an excellent company I think they started two years before us and they were focusing on insurance in the past they moved to a marketplace they do some other things and but we view the world almost on all the angles very differently. We work very hard to be neutral, to be Swiss, and I believe that this is one of the main things for a marketplace. They took a different approach they took hundred and something million dollars from GM gave GM close to 40 percent of the company and have 2 GM guys in the board. I just feel that it’s like Airbnb on that Hilton will own forty percent of Airbnb it’s not really a in a fair and open marketplace but again you know it’s a different approach time with uh we also have GM data, we also cooperate with GM, but I’m sure they get much more love. I think also that they focus on one side of the pond. We believe that OEMs want a global partner, that’s the feedback we get, and we have half of the business it’s 50 50 between North America and Europe. We also believe that the OEMs want one-stop shop. We provide a solution that addresses both aggregate data and personal data. I believe that with other companies other a company the focus is many on aggregate data which in my view brings less value to the customers. I think that really personal use cases when they know you are whether when it’s a service that helps you find parking helps you saves life in case of an accident, saves money in terms of insurance, that’s more valuable in my view and value for drivers and car owners. Having said that good technology you know I’m sure there’s a reason they got this high valuation and I think it gives a validation to the market. So we are cheering for them, and you know we are in a spot that we want them to do well I think there’s a enough at this stage for everyone. I think that we are well better positioned, but again that’s my judgment.

Jon: Uh let me just add a couple things to that. So we haven’t seen the S-1 yet because they haven’t uh publicly filed uh when we do we’ll have more data to answer your question more specifically but from what I’ve heard and talking to customers uh mutual customers mutual customers, our customers have talked to them as well, and other folks you know it seems like they’re attract attacking this from a different perspective, and it’s such a huge market there’s room for both of us, you know valuation issues aside I don’t know you know I haven’t seen the numbers so i can’t opine on that um but I do think there’s an opera there’s so many opportunities to leverage car data in multitude of ways with multitude of different customers, that you know we should vote we both have the ability to be successful and not at each other’s expense.

Edwin: Very fair um uh I want to get your opinion uh a little bit on Blackberry. My understanding is Blackberry’s trying to build a common car operating system. Is there any risk that Blackberry could have an operating system on all these cars and then kind of disintermediate Otonomo or become the way that other companies will get car data. Did this Blackberry pose any risk to Otonomo?

Ben: So we know about the announcement. We it’s been in the works for a year and a half. I think they also presented it in CES a year and a half ago and, we talked to QNX Blackberry about cooperation and we are very tight with AWS. I can share with you I’ll give you a scoop. You should expect some news from this direction in the next few weeks um. It’s hard to know, we know a bit that we saw different stories there we hear that it’s something that will beat the market in 2023, and I think I think really QNX have a challenge with Android Auto and Apple Play coming in. I think that they need to reinvent the business. I know that part of the story is to talk about monetization but I think that for us we view QNX and Blackberry more as potential partner than competitor. They reached out to us in the past we are talking to them. Definitely there could be a risk there. Right now I see more cooperation. I think that you’ll see the announcement with AWS say coming later you understand that there’s even less competition that you might you might have think from the very blurry announcement that was there, and I hope it answers the question, again we are not sure also what QNX are planning to do 100%. Hopefully they know.

Edwin: Um let’s talk a little bit about usage-based insurance which seems to be the big use, initial use case, at least for connected car data. Just so people who aren’t super familiar with the company Ben can you talk about, because Otonomo doesn’t own the data, like how does the data go from being owned by the consumer to the insurance company through a like are insurance company’s going to have apps on cars that allow you to share it with things, like how will that data sharing work in the case of an insurance company that wants to get an individual consumer’s data.

Ben: Definitely, so let’s say let’s imagine that you’re an insurance company, Geico,

Edwin: yeah

Ben: Let’s say Geico. They’ll call you and tell you, Edwin look, we want to offer you this new deal. If you share your car data with us and you’re a good driver you get 30% discount. If you’re an horrible driver, you still pay the same, you got nothing to lose. And what they’ll ask you to do is to approve you can do it on the website, you can do it in writing, you can do it in the phone, once you approve for them to get, you and you need to specify what parameters you agree to give, usually they’ll ask for ignition and then what is called autometa that shows the mileage. That’s the basic. Once you give them their your approval they will come to Otonomo and will say we have from Edwin approval this is his car number, those are the parameters. Otonomo will go to the OEM and will bring the data to Geico. Geico are not interested to go and sign an agreement with each one of the 20 OEMs. They don’t want to go and do integration directly, different integration because there are no standards with every OEM. They don’t want to take the data from every OEM that looks different again because there are no standards or protocols every OEM data looks different, so this is where we come in. We really try to make it easy for Geico to focus on their business and to make it, which is insurance, and to make it easy for the OEMs to focus on their business, which is bending metal, and making cars but that’s the way the consent works initially. Later on you can say look I’m fed up with Geico, I want to move to another insurance company, we’ll get a request from the new insurance company and we’ll pass the data we’ll detour the data to them, or maybe you stay with Geico but you say look I don’t like this display, I want another place so we’ll stop moving the data, after the initial consent of the data there are many other possible paths, you might say move my data to another insurance company, erase my data, stop you know add another parameters to the data so the work of the consent management is not just in the beginning it’s something that happens all the time, and that’s how it works with a UBI. And as I said in in the past UBI started with either an OBD dongle you put in the car, or sometime and app on the phone, and those two solutions are very problematic. Um OBD electric vehicles no OBD, some OEMs are locking it down, some information is missing. With the phone there are other challenges. Um there’s a lot of fraud. What is stopping you from putting there your phone in your grandmother car and let her drive around. I can tell you pay nothing. Uh what is stopping you from you know closing the app and just putting it on when you feel comfortable, and we have insurance company that called us and said look we are using the phone today and customers are calling helpdesk and saying that the car shows that we drove 500 feet but the phone shows we drove 501 feet, we want our two cents back. Yeah the phone is good but you know it can run out of battery, fraud, not accurate. I really believe the future of UBI is connected car data. I want also to add one more thing Edwin, is that um and there are many other use cases in insurance that are not UBI. Um it could be mileage verification, you know when you join the insurance the insurance company they could they ask you what’s the mileage you never remember you come up with some number from the top of your head, so they don’t need to ask you they can actually see what’s the accurate mileage, and or first notification of loss, a big form that they need to fill when there’s an accident, they can automate it. Or reducing fraud. You know you went out of your parking you hit a car, you call the insurance company you say yes I was on the highway, they came from all directions they were shooting smoke fire no more bullshit, you know they get the car data. We can talk about predictive maintenance. Um if you get stuck the insurance company is sending the tow truck to the rescue and it costs the money and they’re asking us to provide them things like the battery status. If they can identify the problem in advance they’ll send you an SMS editing your battery is about to die. You go to the garage, you save two hours waiting to the tow truck in the side of the road, they save the cost of the tow truck, so that what I want just to emphasize, insurance is much larger than just usage-based insurance.

Jon: And Edwin if I just added another question to Ben I think you’d be interested in, is leasing the leasing business lease managers is an enormous business, and what’s beautiful about that it’s controlled by a handful of folks, they’re very large and have a huge need for this and that’s in the short term would be a big driver of our of our revenue so Ben, you know maybe you want to just chat about that.

Ben: We’re seeing rental and fleet are not less big in my view than insurance, for example leasing companies, the biggest challenge for them is to know when to call the car to be serviced, because they never see the car, so if you if you find a way to supply them with the mileage that’s huge for them. A rental company is you know one of those most sought out after use cases you know when you return the car there’s a guy that comes and look in the car and looks how much fuel you have, and ask you to pay crazy costs for the two free missing gallons, you don’t need to send this guy anymore. They can read automatically the amount of fuel they save the guy and they get accuracy because if you miss half a gallon nobody sees it in with the eye, and when they get the car data they can know in much more accuracy. So and you know Jon raised it and it’s a very good point behind insurance there are some very big other big pockets of potential value that data can generate

Edwin: Ben, Jon, I want to ask a question to both of you, and I hope this isn’t an offensive question.

Ben: I’m sitting down okay.

Edwin: What are the things that could lead Otonomo to fail? You know you’re a relatively young company there’s always risks. What do you view as the big risk to Otonomo failing? Like could you do could it be that the market isn’t their customers aren’t there could it be that uh Wejo or somebody else just executes better, could it be that new regulations come in that just destroys the way you do business, like what do you view as the big risks to Otonomo being successful.

Jon: I’ll start off and Ben you give more detail. In my mind it’s Ben screwing up. So I’m a guy I’m a turnaround guy, I’ve run a bunch of companies, I’ve invested in dozens of companies you know the market is there. I can’t imagine the market won’t exist. Could it be delayed could it change? Yeah obviously it could be different than we expect and likely will be different, I don’t know it’ll be better or worse, but it’s going to be there it’s going to be huge. That doesn’t concern me. You know competition will be there. Are we new and you know whether it’s Wejo or QNX, or somebody else, there’s no market with no competition, um so there’s always a risk that could competitors do better than us, um and that comes down to management. I think at this point because I think we’re off. We have a big lead, it certainly was signing up OEMs which is the most critical thing, um and so I think it’s execution in my mind, is the biggest is the by far the biggest risk, and that’s really about the management team and you know we have a lot of confidence in Ben and his team, but to me you know that’s where we could if anything falls short it’s likely that. So Ben now that said you’re the risk factor.

Ben: Operation guys and I tend to agree. I think Edwin um you know you mentioned regulation, we see a push to democratize data. Connected cars, you know this ship has sailed long ago, there’s no way back. Ecosystem, technology, it’s working, we check these boxes, OEM agreements we’ve done. I think it’s a game of skill, and really can we execute, can we scale the business, can we take it from 400k to 500k for 500 million in the next five years, and this requires a lot of focus, a lot of thinking, and recruiting the right people, and it’s a game of skill. It’s a big challenge but the good thing is that why do I like this game. For two reasons. One, I’ve been there I’ve been there before and I managed to scale and admit this successfully. The second it’s up to us. I cannot make a market, I cannot convince the OEMs, I can generate need for data, but when it comes to scaling to focus to operations to recruitment to management that’s something I know to do. So huge challenge um but one that I believe that we are well set to meet, and to deliver. We wouldn’t have gone through this process if we didn’t think that we can deliver. If not why? It will be a huge mistake. So we believe that we got the right ingredients in the team today to deliver, yes, we need to improve we need to bring more strong talent we need to recruit more people, yes there’s a lot of features to be added to the technology, but it’s up to us.

Edwin: Well Jon, Ben, I believe I told you this would be 30 minutes, we’ve gone a little over, I wanted to give the last word to each of you, is there something you wanted to say but didn’t get the opportunity to say any last or closing thoughts I’ve learned a lot I know other people have, um last word to you guys any closing thoughts or remarks.

Jon: Ben, you first.

Ben: So it means first thanks for inviting us, and thanks for being supportive, and it puts even more pressure on our shoulders too, not to disappoint you, and it was a pleasure and I would love to try to do it again, you know six nine months, see where the market is, where we are, we’ll all be wiser and hopefully happier.

Jon: Well first off thanks again for inviting us. I appreciate it. Um I’ll just put a plug in for you. I do enjoy reading your columns your newsletter. I love your cynicism, and I share cynicism uh both inside and outside of the SPAC market, um hopefully we will deliver on our promise, I certainly believe we will I’m betting my personal, you know a chunk of my personal net worth behind this, and uh I’ll be working I’ll be on the board of the company, I’ll be working hard alongside Ben uh to make sure that this vision comes to fruition.

Edwin: Well awesome, thanks so much guys, I really appreciate it, thank you take care.

Additional Information about the Business Combination and Where to Find It

This communication relates to a proposed business combination between Otonomo Technologies Ltd. (“Otonomo”) and Software Acquisition Group Inc. II (“Software Acquisition”). In connection with the proposed business combination, Otonomo has filed a registration statement on Form F-4 with the SEC that includes a proxy statement of Software Acquisition in connection with Software Acquisition’s solicitation of proxies for the vote by Software Acquisition’s stockholders with respect to the proposed business combination and a prospectus of Otonomo. The definitive proxy statement/prospectus will be sent to all Software Acquisition stockholders when available, and Otonomo and Software Acquisition will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Otonomo and Software Acquisition through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Otonomo may be obtained free of charge from Otonomo’s website at www.otonomo.io or by written request to Otonomo at Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzliya Pituach, Israel 467256.

Participants in the Solicitation

Otonomo, Software Acquisition and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Software Acquisition’s shareholders with respect to the proposed business combination. You can find information about Software Acquisition’s directors and executive officers and their ownership of Software Acquisition’s securities in Software Acquisition’s final prospectus relating to its initial public offering, dated September 14, 2020, which was filed with the SEC on September 15, 2020 and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the participants in the solicitation of proxies from Software Acquisition’s shareholders and their direct and indirect interests is included in the preliminary proxy statement/prospectus contained in the Form S-4, and will also be included in the definitive proxy statement/prospectus for the proposed business combination when available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Otonomo and Software Acquisition Group, including statements regarding the benefits of the business combination, the anticipated timing of the business combination, the products and services offered by Otonomo and the markets in which it operates, and Otonomo’s projected future results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Software Acquisition Group and its management, and Otonomo and its management, as the case may be, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Software Acquisition Group’s securities, (ii) the risk that the transaction may not be completed by Software Acquisition Group’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Software Acquisition Group, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Software Acquisition Group and Otonomo, the satisfaction of the minimum trust account amount following redemptions by Software Acquisition Group’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether to pursue the proposed business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Otonomo’s business relationships, performance, and business generally, (vii) risks that the proposed business combination disrupts current plans of Otonomo and potential difficulties in Otonomo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Otonomo or against Software Acquisition Group related to the business combination agreement or the proposed business combination, (ix) the ability of Otonomo to list its ordinary shares on the Nasdaq, (x) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Otonomo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Otonomo’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and to identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Software Acquisition Group’s, Quarterly Report on Form 10-Q, and other documents filed by Software Acquisition Group from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo and Software Acquisition assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Otonomo’s and Software Acquisition Group’s control. While such information and projections are necessarily speculative, Otonomo and Software Acquisition Group believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Otonomo or Software Acquisition Group, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.